                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                             MANNATECH, INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    563771104
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                Samuel L. Caster
                         600 South Royal Lane, Suite 200
                              Coppell, Texas 75019
                            Tel. No.: (972) 660-1990
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -
                           J. Kenneth Menges, Jr., PC
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                 March 17, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------
CUSIP No. 563771104                    13D
-------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Samuel L. Caster
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
              NUMBER OF                7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                     5,730,615
              OWNED BY                 -----------------------------------------
                EACH
              REPORTING                8     SHARED VOTING POWER
            PERSON WITH                      0
                                       -----------------------------------------

                                       9     SOLE DISPOSITIVE POWER

                                             5,730,615
                                       -----------------------------------------
                                       10    SHARED DISPOSITIVE POWER
                                             0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,730,615
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               22.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------
CUSIP No. 563771104                   13D
-------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               J. Stanley Fredrick
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
              NUMBER OF                7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                     3,500,000
              OWNED BY                 -----------------------------------------
                EACH
              REPORTING                8     SHARED VOTING POWER
             PERSON WITH
                                             0
                                       -----------------------------------------
                                       9     SOLE DISPOSITIVE POWER

                                             3,500,000
                                       -----------------------------------------
                                       10    SHARED DISPOSITIVE POWER
                                             0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,500,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               14.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------
CUSIP No. 563771104                   13D
-------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Marlin Ray Robbins, Jr.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
              NUMBER OF                7      SOLE VOTING POWER
               SHARES
            BENEFICIALLY                      1,973,009
              OWNED BY                 -----------------------------------------
                EACH
              REPORTING                8      SHARED VOTING POWER
             PERSON WITH
                                              0
                                       -----------------------------------------
                                       9      SOLE DISPOSITIVE POWER

                                              1,973,009
                                       -----------------------------------------
                                       10     SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,973,009
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------
CUSIP No. 563771104                   13D
-------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Jett
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
              NUMBER OF                7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                     1,206,625
              OWNED BY                 -----------------------------------------
                EACH
              REPORTING                8     SHARED VOTING POWER
             PERSON WITH
                                             0
                                       -----------------------------------------
                                       9     SOLE DISPOSITIVE POWER

                                               1,206,625
                                       -----------------------------------------
                                       10    SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,206,625
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------
CUSIP No. 563771104                   13D
-------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Harley Reginald McDaniel
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
              NUMBER OF                7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                     521,050
              OWNED BY                 -----------------------------------------
                EACH
              REPORTING                8     SHARED VOTING POWER
             PERSON WITH
                                             0
                                       -----------------------------------------
                                       9     SOLE DISPOSITIVE POWER

                                             521,050
                                       -----------------------------------------
                                       10    SHARED DISPOSITIVE POWER
                                             0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               521,050
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               2.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------
CUSIP No. 563771104                   13D
-------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Donald William Herndon
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
              NUMBER OF                7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                     336,000
              OWNED BY                 -----------------------------------------
                EACH
             REPORTING                 8     SHARED VOTING POWER
            PERSON WITH
                                              0
                                       -----------------------------------------
                                       9     SOLE DISPOSITIVE POWER

                                             336,000
                                       -----------------------------------------
                                       10    SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               336,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

                  This Schedule 13D (the "Schedule 13D"), relating to shares of common stock of Mannatech, Incorporated, a Texas corporation (the "Issuer"), is being filed on behalf of a group consisting of the following natural persons:
Samuel L. Caster ("Caster"), J. Stanley Fredrick (Fredrick), Marlin Ray Robbins, Jr. ("Robbins"), Jett ("Jett"), Harley Reginald McDaniel, MD (McDaniel) and Donald William Herndon ("Herndon") (collectively, the "Group").

ITEM 1. SECURITY AND ISSUER

                  Securities acquired: Shares of Common Stock, par value $0.0001 per share

                  Issuer:           Mannatech, Incorporated
                                    600 South Royal Lane, Suite 200
                                    Coppell, Texas 75019

ITEM 2. IDENTITY AND BACKGROUND

                  (a) This statement is filed by: (i) Samuel L. Caster, Chairman of the Board of Issuer; (ii) J. Stanley Fredrick, board member of Issuer; (iii) Marlin Ray Robbins, Jr., board member of Issuer; (iv) Jett; (v) Harley Reginald McDaniel, MD; and (vi) Donald William Herndon.

                  (b) The residence address of: (i) Caster is 2034 Beltline Road, Cedar Hill, Texas 75104; (ii) Fredrick is 3509 Wingren Drive, Irving, Texas 75062; (iii) Robbins is 1400 Deer Path, Flower Mound, Texas 75022; (iv) Jett is 59-340 Olomana Road, Kanuela, Hawaii 96743; (v) 4 Woodland Drive, Mansfield, Texas 76063; and (vi) Herndon is 1109 Alspaugh Lane, Grand Prairie, Texas 75052.

                  (c) The principal occupation of: (i) Caster is Chairman of the Board of the Issuer; (ii) Fredrick is a consultant; (iii) Robbins is an independent associate of the Issuer; (iv) Jett is an independent associate of the Issuer; (v) McDaniel is a physician; and (vi) Herndon is a management employee of the Issuer.

                  (d) None of the Group have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the Group have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) Each member of the Group is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

                  As of March 17, 2003, the Group has invested $7,445,000 in the Issuer, including the following amounts for each member of the Group: (i) $10,000 for Caster; (ii) $2,275,000 for Fredrick; (iii) $2,500,000 for Robbins;
(iv) $2,620,000 for Jett; (v) $40,000 for McDaniel; and (vi) Herndon has invested no monies to this date. The above amounts include any commissions incurred in making the investments. The source of these funds was the private funds of each member of the Group.

ITEM 4. PURPOSE OF THE TRANSACTION

                  Each Member of the Group acquired shares of Common Stock in order to: (i) enable the Issuer to qualify for the proposed controlled company exception rules as are expected to be promulgated under applicable rules of the SEC and NASDAQ, as required under the Sarbanes-Oxley Act; (ii) control the election of board members of the Issuer; and (iii) promote and protect the Issuer's existing network marketing model of distribution. Each Member of the Group reserves the right to acquire, or dispose of, additional securities of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of March 17, 2003, the Group beneficially owns 13,267,299 shares of Common Stock of the Issuer, which represents 52.8% of the Issuer's outstanding shares of common stock, including the following amounts for each member of the Group: (i) Caster beneficially owns 5,730,615 shares of Common Stock of the Issuer, which represents 22.8% of the Issuer's outstanding shares of Common Stock; (ii) Fredrick beneficially owns 3,500,000 shares of Common Stock of the Issuer, which represents 14.0% of the Issuer's outstanding shares of Common Stock; (iii) Robbins beneficially owns 1,973,009 shares of Common Stock of the Issuer, which represents 7.8% of the Issuer's outstanding shares of Common Stock; (iv) Jett beneficially owns 1,206,625 shares of Common Stock of the Issuer, which represents 4.8% of the Issuer's outstanding shares of Common Stock; (v) McDaniel beneficially owns 521,050 shares of Common Stock of the Issuer, which represents 2.1% of the Issuer's outstanding shares of Common Stock; and (vi) Herndon beneficially owns 336,000 shares of Common Stock of the Issuer, which represents 1.3% of the Issuer's outstanding shares of Common Stock. Each percentage of beneficial ownership was calculated by dividing (i) the number of shares of Common Stock beneficially owned as of the date hereof, by (ii) 25,134,840 shares of Common Stock outstanding as of November 12, 2002 based upon the Issuer's Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on November 14, 2002.

                  (b) Each member of the Group has the power to vote and dispose of the shares of Common Stock held by such member.

                  (c) The transactions in the Issuer's securities by each member of the Group during the last sixty days are listed as Annex A attached hereto and made a part hereof.

                  (d) Not Applicable.

                  (e) Not Applicable.

[ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

         NOT APPLICABLE.]

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated March 17, 2003, among Caster, Fredrick, Robbins, Jett, McDaniel and Herndon.

                                     ANNEX A

                             Transaction                   Quantity     Price per
     Group Member                Date       Buy/Sell       (shares)     Share ($)
-----------------------      -----------    --------       --------     ---------
Marlin Ray Robbins, Jr.       12/16/02        Sell          300,000       $ 1.00
Jett                          12/16/02        Buy           300,000       $ 1.00

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 17, 2003


                                        /s/ Samuel L. Caster
                                        ----------------------------------------
                                        Samuel L. Caster


                                        /s/ J. Stanley Fredrick
                                        ----------------------------------------
                                        J. Stanley Fredrick


                                        /s/ Marlin Ray Robbins, Jr.
                                        ----------------------------------------
                                        Marlin Ray Robbins, Jr.


                                        /s/ Jett
                                        ----------------------------------------
                                        Jett


                                        /s/ Harley Reginald McDaniel, MD
                                        ----------------------------------------
                                        Harley Reginald McDaniel, MD


                                        /s/ Donald William Herndon
                                        ----------------------------------------
                                        Donald William Herndon

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
Exhibit 1         Joint Filing Agreement dated March 17, 2003, among Caster,
                  Fredrick, Robbins, Jett, McDaniel and Herndon.